Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus Addendum dated February 3, 2015)	Filed Pursuant to Rule 433 Registration No. 333-190038 August 18, 2015
$ Notes Due September 8, 2016 Linked to the JPX-Nikkei Index 400 Global Medium-Term Notes, Series A

General

•	The Notes are designed for investors who seek a return based on the performance of the JPX-Nikkei Index 400 over the term of the Notes, as reduced by the Adjustment Factor (as described herein). Investors should be willing to forgo interest and dividend payments and, if the Underlier does not increase by at least approximately 0.03%, be willing to lose some or all of their investment at maturity.

•	Unsecured and unsubordinated obligations of Barclays Bank PLC maturing September 8, 2016†

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes are expected to price on or about August 21, 2015† (the “Pricing Date”) and are expected to issue on or about August 26, 2015† (the “Issue Date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The JPX-Nikkei Index 400 (Bloomberg ticker symbol “JPNK400 <Index>”) (the “Underlier”)
Payment at Maturity:

You will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will reflect the performance of the Underlier, as reduced by the Adjustment Factor, calculated as follows:

$1,000 × (1+ Underlier Return) × Adjustment Factor

If the Final Underlier Value does not increase from the Initial Underlier Value by at least approximately 0.03%, you will lose some or all of your investment at maturity. As a result of the Adjustment Factor, the return on the Notes will be less than the return of the Underlier.

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page FWP-3 of this free writing prospectus) by the relevant U.K. resolution authority. See “Selected Risk Considerations—Credit of Issuer,” “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” and “Consent to UK Bail-in Power” in this free writing prospectus and “Risk Factors” in the accompanying prospectus addendum.

U.K. Bail-in Power Acknowledgment:	By acquiring the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the Notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the Notes. See “Consent to U.K. Bail-in Power” in this free writing prospectus and the accompanying prospectus addendum for more information.
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Adjustment Factor:	99.97%
Initial Underlier Value:	, which is the Closing Level of the Underlier on the Pricing Date
Final Underlier Value:	The arithmetic average of the Closing Levels of the Underlier on the Averaging Dates (rounded to two decimal places)
Averaging Dates†:	August 29, 2016, August 30, 2016, August 31, 2016, September 1, 2016 and September 2, 2016. The final Averaging Date, September 2, 2016, is the “Final Valuation Date.”
Maturity Date†:	September 8, 2016
Closing Level:	On any scheduled trading day, the closing level of the Underlier as published with respect to the regular weekday close of trading on that scheduled trading day as displayed on the Bloomberg Professional® service (“Bloomberg”) page set forth under “Reference Asset” above or any successor page on Bloomberg or any successor service, as applicable. In certain circumstances, the Closing Level will be based on the alternate calculation of the Underlier described in “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741UF25/ US06741UF257
†	Expected. In the event we make any change to the expected Pricing Date or Issue Date, the Averaging Dates and/or the Maturity Date may be changed so that the stated term of the Notes remains the same. In addition, the Averaging Dates and the Maturity Date are subject to postponement. See “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on that date.

	Initial Issue Price[1,2]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.75%	99.25%
Total	$●	$●	$●	$●
[1]	Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be between $960.00 and $984.20 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-11 of this free writing prospectus.

[2]	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $7.50 per Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement, on page PA-1 of the prospectus addendum and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the prospectus addendum dated February 3, 2015 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this free writing prospectus together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the prospectus addendum dated February 3, 2015 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the prospectus addendum, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Prospectus addendum dated February 3, 2015:

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, “we,” “us” and “our” refer to Barclays Bank PLC.

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Consent to U.K. Bail-in Power

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this free writing prospectus and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

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What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume an Initial Underlier Value of 15,073.23 and the Final Underlier Values set forth below. The actual Initial Underlier Value will be determined on the Pricing Date, and the actual Final Underlier Value will be the arithmetic average of the Closing Levels of the Underlier on the Averaging Dates. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Payment at Maturity	Total Return on Notes
18,841.54	25.000%	$1,249.625	24.9625%
18,087.88	20.000%	$1,199.640	19.9640%
17,334.21	15.000%	$1,149.655	14.9655%
15,826.89	5.000%	$1,049.685	4.9685%
15,077.75	0.030%	$1,000.000	0.0000%
15,075.49	0.015%	$999.850	-0.0150%
15,073.23	0.000%	$999.700	-0.0300%
14,319.57	-5.000%	$949.715	-5.0285%
13,565.91	-10.000%	$899.730	-10.0270%
12,812.25	-15.000%	$849.745	-15.0255%
12,058.58	-20.000%	$799.760	-20.0240%
10,551.26	-30.000%	$699.790	-30.0210%
9,043.94	-40.000%	$599.820	-40.0180%
7,536.62	-50.000%	$499.850	-50.0150%
6,029.29	-60.000%	$399.880	-60.0120%
4,521.97	-70.000%	$299.910	-70.0090%
3,014.65	-80.000%	$199.940	-80.0060%
1,507.32	-90.000%	$99.970	-90.0030%
0.00	-100.000%	$0.000	-100.0000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the Underlier increases from the Initial Underlier Value of 15,073.23 to a Final Underlier Value of 15,826.89, resulting in an Underlier Return of 5.000%.

Because the Final Underlier Value is greater than the Initial Underlier Value and the Underlier Return is 5.000%, the investor receives a payment at maturity of $1,049.685 per $1,000 principal amount Note, calculated as follows:

$1,000 × (1 + Underlier Return) × 99.97%

$1,000 × (1 + 5.000%) × 99.97% = $1,049.685

The total return on the Notes is 4.9685%.

Example 2: The value of the Underlier increases from the Initial Underlier Value of 15,073.23 to a Final Underlier Value of 15,075.49, resulting in an Underlier Return of 0.015%.

Although the Final Underlier Value is greater than the Initial Underlier Value and the Underlier Return is 0.015%, because of the adverse effect of the Adjustment Factor, the investor loses some of their investment and receives a payment at maturity of $999.850 per $1,000 principal amount Note, calculated as follows:

$1,000 × (1 + Underlier Return) × 99.97%

$1,000 × (1 + 0.015%) × 99.97% = $999.850

The total return on the Notes is -0.0150%.

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Example 3: The value of the Underlier decreases from the Initial Underlier Value of 15,073.23 to a Final Underlier Value of 7,536.62, resulting in an Underlier Return of -50.000%.

Because the Final Underlier Value is less than the Initial Underlier Value and the Underlier Return is -50.000%, the investor receives a payment at maturity of $499.850 per $1,000 principal amount Note, calculated as follows:

$1,000 × (1 + Underlier Return) × 99.97%

$1,000 × (1 + -50.000%) × 99.97% = $499.850

The total return on the Notes is -50.0150%.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments — The Underlier, the Closing Level of the Underlier, the Averaging Dates, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the accompanying prospectus supplement:

o	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities.” Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on that date; and

o	For a description of further adjustments that may affect the Underlier, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices.”

•	Tax Consequences — You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders, ” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier. Assuming this treatment is respected, gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or any of the securities composing the Underlier. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the prospectus addendum, including but not limited to the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted):

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

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•	“Risk Factors—Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” (in the accompanying prospectus addendum).

In addition to the risks discussed under the headings above, you should consider the following:

•	You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Underlier Value does not increase from the Initial Underlier Value by at least approximately 0.03%, the Notes will be exposed to the decline in the value of the Underlier, as reduced by the Adjustment Factor, and you will lose some or all of your investment at maturity.

•	The Adjustment Factor Will Diminish Any Increase in the Value of the Underlier and Magnify Any Decline in the Value of the Underlier — The Adjustment Factor will diminish any increase in the value of the Underlier and magnify any decline in the value of the Underlier. For each 1% that the Final Underlier Value is greater than the Initial Underlier Value, the return on the Notes will increase by less than 1%. In addition, for each 1% that the Final Underlier Value is less than the Initial Underlier Value, you will lose more than 1% of your principal amount, provided that the payment at maturity will not be less than zero. As a result of the Adjustment Factor, the return on the Notes will be less than the return of the Underlier.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. Accordingly, your rights as a holder of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this free writing prospectus and the risk factors in the accompanying prospectus addendum for more information.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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•	Suitability of the Notes for Investment — You should reach a decision to invest in the Notes only after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, the prospectus addendum and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•	The Payment at Maturity on Your Notes Is Not Based on the Value of the Underlier at Any Time Other Than the Averaging Dates — The Final Underlier Value and the Underlier Return will be based solely on the arithmetic average of the Closing Levels of the Underlier on the Averaging Dates relative to the Initial Underlier Value (subject to adjustments as described in the prospectus supplement). Therefore, if the value of the Underlier drops precipitously on one or more of the Averaging Dates, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the value of the Underlier at a time prior to such drop or after the value of the Underlier has recovered. Although the value of the Underlier on the Maturity Date or at other times during the life of your Notes may be higher than the Closing Level on the Averaging Dates, you will not benefit from the value of the Underlier at any time other than on the Averaging Dates.

•	Owning the Notes Is Not the Same as Owning the Securities Composing the Underlier — The return on your Notes may not reflect the return you would realize if you actually owned the securities composing the Underlier. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or any other distributions or other rights that holders of the securities composing the Underlier would have.

•	The Underlier Reflects the Price Return of the Securities Composing the Underlier, Not the Total Return — The return on the Notes is based on the performance of the Underlier, which reflects changes in the market prices of the securities composing the Underlier. The Underlier is not a “total return” index that, in addition to reflecting those price returns, would also reflect dividends paid on the securities composing the Underlier. Accordingly, the return on the Notes will not include such a total return feature.

•	No Direct Exposure to Fluctuations in Foreign Exchange Rates — The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the securities composing the Underlier are denominated, although any currency fluctuations could affect the performance of the Underlier. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•	Non-U.S. Securities Markets Risks — The securities composing the Underlier are issued by non-U.S. companies in non-U.S. securities markets. These securities may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Underlier, which may have an adverse effect on the Notes. Also, the public availability of information concerning the Issuers of the securities composing the Underlier will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the securities composing the Underlier may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•	The Underlier Has a Limited Operating History — The Underlier was first published on January 6, 2014 and therefore has limited historical performance. Past performance should not be considered indicative of future performance. Because the Underlier’s past historical performance is limited, your investment in the Notes may involve a greater risk than investing in securities linked to one or more indices with an established record of performance. A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the methodology that the Underlier uses to select its components, as described in “Annex—The JPX-Nikkei Index 400” below.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	the dividend rates on the securities composing the Underlier;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

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•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a

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notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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The JPX-Nikkei Index 400

The Underlier is calculated, maintained and published by the Japan Exchange Group, Inc., the Tokyo Stock Exchange and Nikkei Inc. The Underlier is a price return index that is composed of 400 Japanese large-, mid- and small-capitalization companies whose common stock is listed on the Tokyo Stock Exchange’s First Section, Second Section, Mothers (Market Of The High-growth and EmeRging Stocks) or JASDAQ market.

For more information about the Underlier, see “Annex—The JPX-Nikkei Index 400” below.

Historical Information

The following table sets forth the quarterly high, low and period-end Closing Levels for the Underlier, based on daily Closing Levels of the Underlier. The graph below sets forth the performance of the Underlier from January 6, 2014 to August 17, 2015, based on the daily Closing Levels of the Underlier. The Underlier was first published on January 6, 2014 and therefore has limited historical performance. The Closing Level of the Underlier on August 17, 2015 was 15,073.23.

We obtained the Closing Levels below from Bloomberg, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Level of the Underlier during the term of the Notes, including on any of the Averaging Dates. We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/6/2014*	3/31/2014	11,800.26	10,330.02	10,893.94
4/1/2014	6/30/2014	11,548.81	10,314.83	11,466.23
7/1/2014	9/30/2014	12,246.68	11,173.77	12,055.67
10/1/2014	12/31/2014	13,148.44	10,712.64	12,768.42
1/1/2015	3/31/2015	14,475.35	12,308.20	14,022.96
4/1/2015	6/30/2015	15,159.05	13,890.43	14,716.19
7/1/2015	8/17/2015**	15,251.93	14,272.95	15,073.23

* The Underlier was first published on January 6, 2014 and therefore has limited historical performance. For this reason, available information for the first quarter of 2014 includes data for the period from January 6, 2014 through March 31, 2014. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

**Information for the third calendar quarter of 2015 includes data for the period from July 1, 2015 through August 17, 2015. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2015.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Pricing Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer. The placement agents will forgo fees for sales to fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $7.50 per Note.

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Annex – The JPX-Nikkei Index 400

We have derived all information contained in this free writing prospectus regarding the JPX-Nikkei Index 400 (the “Underlier”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, the Japan Exchange Group, Inc. (“JPX”), the Tokyo Stock Exchange (“TSE”) (collectively, the “JPX group”) and Nikkei Inc. (“Nikkei,” and together with the JPX group, the “Underlier Sponsor”). The Underlier was developed by the Underlier Sponsor and is calculated, maintained and published by the Underlier Sponsor.

The Underlier is reported by Bloomberg L.P. under the ticker symbol “JPNK400.”

Publication of the Underlier began on January 6, 2014, based on an initial Underlier value of 10,000 on August 30, 2013.

The Underlier is calculated in both price return and total return versions. The Notes are linked to the price return version of the Underlier, which means that the level of the Underlier will not include any dividends paid on the stocks included in the Underlier. The level of the Underlier is calculated in Japanese yen, and therefore is not affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

The level of the price return version of the Underlier is computed and published every second via TSE’s Market Information System and is reported to securities companies across Japan and available worldwide through computerized information networks.

The Underlier is composed of 400 Japanese large-, mid- and small-capitalization companies whose common stock is listed on the TSE’s First Section (large-cap companies), Second Section (mid-size companies), Mothers (Market Of The High-growth and EmeRging Stocks – for start-ups) or JASDAQ market. As of May 22, 2015, 391 constituents were listed on the First Section, 1 was listed on the Second Section, 0 were listed on Mothers and 7 were listed on the JASDAQ market. Constituents are selected based on market capitalization, trading value, return on equity and other factors, as described in more detail below.

The Underlier components are reviewed annually based on the selection criteria applied as of the final business day of June (the base selection date). The calculation of the Underlier using the new constituents begins on the final business day of August following the annual review. The selection process and criteria are as follows:

(1) 1,000 stocks are selected based on their trading value over the past three years and the market value on the base selection date. Stocks are excluded from selection if they fall under any of the following criteria:

•	listed for less than three years;

•	the company’s liabilities are in excess of its assets during any of the past three fiscal years;

•	the company has an operating loss in each of the past three fiscal years;

•	the company has a net loss in each of the past three fiscal years;

•	the company’s financials have disclosed doubt regarding its ability to continue as a going concern;

•	disclosure of insufficient financials controls;

•	the stock has been designated as a security to be delisted or security on alert; or

•	certain listing violations have occurred over the past year.

(2) Each stock is scored by (a) three-year average return on equity (weighted 40%), (b) three-year cumulative operating profit (weighted 40%) and (c) market capitalization on the selection base date (weighted 20%):

(3) 400 stocks are selected by the final ranking with the scores calculated above in (2) and qualitative factors from the perspectives of corporate governance and disclosure. These factors are applied as of the selection base date and include the appointment of at least two independent outside directors, releasing the most recent earnings report according to international financial reporting standards and the release of English language earnings information via TDnet. The final score for each stock equals the sum of the score calculated above in (2) plus the score from the qualitative factors. Stocks are ranked from highest to lowest based on their final scores, with the exception that stocks with negative three-year average return on equity and whose most recent return on equity are negative or that have negative three-year cumulative operating profit are moved to the bottom of the ranking. In the event of a tie in final scores, the stock with the higher market capitalization is ranked higher. The top 400 stocks based on their rankings are selected for inclusion in the Underlier.

The Underlier is calculated using free-float adjusted market value weighting and is denominated in points (as a decimal figure) rounded to the second decimal place. The Underlier is calculated by dividing the current free-float adjusted market value (the “Current Market Value”) by the market value on the base date (the “Base Market Value”). The market value is the sum of the number of shares of each constituent multiplied by that constituent’s stock price.

The calculation of the Underlier can be represented by the following formula:

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Underlier	=	Current Market Value	×	Base Point
Base Market Value

The number of shares of each constituent is determined by multiplying the total number of listed shares by the free-float weight ratio following cap-adjustment. The weight of each constituent is capped at 1.5%, and if any constituent exceeds that weight, it is adjusted downwards at the time of the annual review. The free-float weight is determined by excluding the estimated number of listed shares that are deemed not to be available for trading in the market, using publicly available documents. Among the shares that are treated as non-free-float shares are, among others, shares held by specified types of major shareholders and shares held by board members and other representatives. The free-float weights are reviewed annually for each index constituent, with the announcement and effective date for each index constituent occurring on a quarterly basis, depending upon the relevant company’s earnings release schedule. In addition to this annual review, the Underlier Sponsor may also adjust a company’s free-float weight to reflect extraordinary events.

In order to maintain continuity, the Base Market Value is adjusted from time to time as a result of an increase or decrease in constituent issues, capital raising or similar events other than market fluctuations. Such events include, but are not limited to: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants or mergers, acquisitions, consolidations, company splits or other similar changes in corporate structure. Adjustments to the Underlier to reflect dividends are made in two stages: (1) adjustment using estimated dividends and (2) minor adjustments made to reflect differences between estimated dividends and the dividend amount announced in the earnings report. The estimated dividend amount is derived from announcements in timely disclosure documents or by using the dividend amount for the previous period if the dividend for the current period is not fixed.

The formula for the adjustment is as follows:

New Base Market Value	=	Old Base Market Value × (Previous Business Day Market Value ± Adjustment Amount)
Previous Business Day Market Value

where Adjustment Amount = Increase (or decrease) in the number of shares used for the Index calculation × stock price used for adjustment.

License Agreement

We expect to enter into an agreement with the Underlier Sponsor providing us with a non-exclusive license with the right to use the Underlier in exchange for a fee. The Underlier is the intellectual property of the Underlier Sponsor.

The Underlier is a copyrighted material using a methodology independently developed and created by the Underlier Sponsor, and the Underlier Sponsor owns the copyrights and other intellectual property rights subsisting in the Underlier itself and the methodology used to calculate the Underlier. Ownership of trademarks and any other intellectual property rights with respect to the marks to indicate the Underlier belong to the Underlier Sponsor. The notes are arranged, managed and sold exclusively at the risk of Barclays Bank PLC, and the Underlier Sponsor does not guarantee the notes and assumes no obligation or responsibility with respect to the notes.

The Underlier Sponsor is not be obligated to continuously publish the Underlier and will not be liable for any errors, delays or suspensions of the publication of the Underlier. The Underlier Sponsor has the right to change the composition of the stocks included in the Underlier, the calculation methodology of the Underlier or any other details of the Underlier and has the right to discontinue the publication of the Underlier at any time.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:30 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Underlier on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Underlier may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Underlier, and these limitations, in turn, may adversely affect the value of the Notes.

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